EXHIBIT 1.4

BY-LAW REGARDING ENFORCEMENT OF SECURITY

BY-LAW NO. 2

A by-law respecting the enforcement by the Corporation of liens over the Ordinary
Shares of the Corporation

The Corporation shall have a first and paramount lien on every Ordinary Share registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation, whether presently due or due at a future date or due subject to a condition or contingency by him or his estate, either alone or jointly with any other person, At the time that any such debt first arises, the shareholder so becoming indebted to the Corporation shall deliver to the Corporation all share certificates registered in the name of such shareholder or his legal representative, duly endorsed in blank for transfer.

The board of directors of the Corporation may enforce a lien created by these provisions in any one or more of the following manners (i)the board of directors of the Corporation may refuse to register the transfer of any Ordinary Share or Shares registered In the name of a shareholder or his legal personal representative upon which the Corporation has a lien; (ii) sell, transfer or assign, in such manner as the board of directors may think At, any Ordinary Share or Shares upon which the Corporation has a lien; or (iii) foreclose upon the Ordinary Shares by cancellation thereof, provided, however, that the board of directors of the Corporation shall not exercise any rights to enforce a lien created by these provisions unless the sum in respect of which the lien exists is currently payable and until after the expiration of 2 days notice in writing has been given to the registered holder for the time being of the Ordinary Share, or the person entitled thereto by reason of his death or bankruptcy, stating and demanding payment of such part of the amount In respect of which the lien exists as is currently payable.

To give effect to any sale, transfer or assignment of any Ordinary Share or Shares of the Corporation upon which the Corporation has a lien, as hereinbefore provided for, the board of directors of the Corporation may authorize any person or company to execute and deliver any necessary assignments and transfers of the Ordinary Share or Shares sold, transferred or assigned to the purchaser, transferee or assignee thereof. The purchaser, transferee or assignee shall be registered as the holder of the Ordinary Shares subject to any such sale, transfer or assignment, and such purchaser, transferee or assignee shall not be bound to see the application of the purchase, transfer or assignment money, nor shall the right, title or interest of such purchaser, transferee or assignee to the Ordinary Share or Shares in question be affected by any irregularity or invalidity in or with respect to the proceedings relating to the sale, transfer or assignment thereof.

The net proceeds arising from any such sale, transfer or assignment shall be received by the Corporation and applied towards payment of such part of the amount In respect of which the lien exists as is then currently payable, and the residue, if any, shall (subject to a like lien for sums not currently payable as existed upon the shares before the sale, transfer or assignment) be paid to the person entitled to the share or shares at the date of the sale, transfer or assignment.